

September 18, 2024

Scott Cooke
President
Toyota Auto Finance Receivables, LLC
6565 Headquarters Drive
Plano, Texas 75024

Re: Toyota Auto Finance Receivables, LLC
Registration Statement on Form SF-3
Filed August 22, 2024
File No. 333-281727

Dear Scott Cooke:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Prospectus
[Revolving Period, page 16

2. We could not locate disclosure in the summary indicating that you will state the maximum amount of additional assets that may be acquired during the revolving period. We also could not locate disclosure in the summary of the percentage of the asset pool and

any class or series of the asset-backed securities represented by the revolving period. Refer to Items 1103(5)(iii) and (iv). Please revise or advise.

Credit Enhancement, page 24

3. We note your disclosure on page 24 regarding credit enhancements and the various types of credit enhancements. However, you do not include the interest rate[swap][cap] as a credit enhancement as you have done on page 1 and page 141. Please revise where appropriate to include all forms of credit enhancement contemplated pursuant to Item 1114 of Regulation AB. Alternatively, if the interest rate swaps and/or caps may primarily be used for purposes other than to provide credit enhancement, please revise your disclosure where appropriate to indicate that financial information with respect to such derivative counterparties will be included pursuant to Item 1115(b) of Regulation AB.

Duties of the Owner Trustee and the Indenture Trustee, page 70

4. We note your use of the terms Noteholder, Note Owner and Verified Note Owner. For example, we note your disclosure on page 71 that "[n]o Noteholder will have any right under the Indenture to institute any proceeding with respect to the Indenture, except pursuant to the dispute resolution procedures described below under "*Repurchases of Receivables—Dispute Resolution*,"…." On page 95, under Dispute Resolution, both Noteholders and Verified Note Owners are addressed as having the right to arbitration, mediation, and the right to institute legal proceedings. It is not clear whether Verified Note Owners would also have the right to dispute resolution procedures described under *Repurchases of Receivables—Dispute Resolution*. We also note your use of Note Owner throughout the prospectus. That term is defined on page 168 as "any Noteholder or beneficial owner of the [Class A] Notes." Please revise throughout the prospectus for consistency.

[Revolving Period], page 85

5. We note your bracketed disclosure here and under "[Prefunding Period]" indicating that you will include disclosure about additional assets that may be acquired during the revolving period and prefunding periods. Please revise your prospectus where appropriate to clarify that you will provide all applicable disclosure about the revolving period as required by Item 1111(g) of Regulation AB. Also, we are unable to locate relevant positions in the forms of transaction documents filed as exhibits to the registration statement relating to the revolving and prefunding periods. Please revise the appropriate form of exhibits as necessary to reflect the inclusion of these structural features, including the provisions relating to the contractual rights or obligations of the applicable transaction parties or delete discussion of these structural features from your form of prospectus.

<u>Calculation of Available Collections, page 135</u>

6.   Throughout your form of prospectus, you discuss delinquent receivables and contractually delinquent receivables (see pages 90, 92-93, 135 and Annex B-3). Please clarify if any receivables at the time of transfer to the issuing entity will be delinquent. Please confirm that delinquent assets will be limited to less than 20% of the asset pool. See General Instruction I.B.1(e) of Form SF-3.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Hodan Siad at 202-679-7829 or Rolaine Bancroft at 202-551-3313 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Structured Finance